UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. __________ ) *



Allied Research Corporation

(Name of Issuer)



Common Stock

(Title of Class of Securities)



019483106

(CUSIP Number)

 November 11, 1999
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[  ]	Rule 13d-1(b)
[X]	Rule 13d-(c)
[  ]	Rule 13d-1(d)



* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


Page 1 of 4 Pages

CUSIP No.  019483106	13G	Page 2 of 4 Pages

1)	Names of Reporting Persons
	SS or IRS Identification			Kahn Capital Management, LLC
	Number of Above Persons:		33-0798372

2)	Check the Appropriate Box	(a)
	if a Member of a Group:	(b)
	(See Instructions)	Not Applicable

3)	SEC Use Only



4)	Citizenship or Place of
	Organization:
			United States

5)	Number of Shares	5) Sole Voting Power:		334,500
	Beneficially Owned	6) Shared Voting Power:	-0-
	by Each Reporting	7) Sole Dispositive Power: 	334,500
	Person With:	8) Shared Dispositive Power:	-0-

9)	Aggregate Amount
	Beneficially Owned by
	Each Reporting Person:	334,500

10)	Check if the Aggregate Amount
	in Row (9) Excludes Certain Shares:
	(See Instructions)	Not applicable.

11)	Percent of Class Represented by
	Amount in Row 9:	6.9%

12)	Type of Reporting Person:
	(See Instructions)	CO





CUSIP No.  019483106	13G	Page 3 of 4 Pages

Item 1(a).	Name of Issuer:			Allied Research Corporation

Item 1(b).	Address of Issuer's Principal Executive Offices:
						8000 Towers Crescent Drive, Suite 750, Vienna, VA 22182

Item 2(a).	Name of Person Filing:		Kahn Capital Management, LLC

Item 2(b).	Address of Principal Business Office or, if None, Residence:
						8910 University Center Lane, Suite 570, San Diego, California  92122

Item 2(c).	Citizenship:			United States

Item 2(d).	Title of Class of Securities: 	Common Stock

Item 2(e).	CUSIP No.:			019483106

Item 3.		If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:
	(a) [ ] Broker or Dealer registered under Section 15 of the Act
	(b) [ ] Bank as defined in Section 3(a)(6) of the Act
	(c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act
	(d) [ ] Investment  Company  registered  under Section 8 of the  Investment
	Company Act
	(e) [ ] Investment  Advisor  registered under Section 203 of the Investment
	Advisers Act of 1940
	(f) [ ] Employee  Benefit  Plan,  Pension  Fund  which is  subject  to the
	provisions of the  Employee  Retirement  Income  Security  Act of
1974 or Endowment Fund; see ss.240.13d-1(b)(1)(ii)(F)
	(g) [ ] Parent Holding Company, in accordance with ss.240.13d-1(b)(1)(ii)
	(G) (Note: See Item 7)
	(h) [ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(H)

Item 4.		Ownership.
	Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount Beneficially Owned:				334,500
	(b)	Percent of Class: 							6.9%
	(c)	Number of shares as to which such person has:
	(i) sole power to vote or to direct the vote: 			334,500
	(ii) shared power to vote or to direct the vote:	 		- 0 -
	(iii)sole power to dispose or to direct the disposition of:
	334,500
	(iv) shared power to dispose or to direct the disposition of: 	- 0 -

Item 5.		Ownership of Five Percent or Less of a Class.
	If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.



CUSIP No.  019483106	13G	Page 4 of 4 Pages


Item 6.		Ownership of More than Five Percent on Behalf of Another Person.

	The shares are held by Kahn Capital Partners, L.P., a private investment fund of which the reporting person is the general partner.

Item 7.		Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent Holding Company.

	Not applicable.

Item 8.		Identification and Classification of Members of the Group.

	Not applicable.

Item 9.		Notice of Dissolution of Group.

	Not applicable.

Item 10.	Certifications.

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities, and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



November 18, 1999
(Date)


/s/ Brian R. Kahn
(Signature)

Brian R. Kahn, Manager
(Name/Title)